UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Endurance International Group Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

29272B105

(CUSIP Number)

Robert B. Knauss

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

With a copy to:

David Leinwand

Matthew P. Salerno

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus Private Equity X, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC(1)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,748,221 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,748,221 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,748,221 (2)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 26.5% (3)
14.	Type Of Reporting Person PN

(1)	The information set forth in Item 3 is incorporated herein by reference.

(2)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Amendment No. 1, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,945,614 shares of Common Stock of the Issuer (approximately 46.4% of the outstanding shares of Common Stock of the Issuer), including 15,382,658 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 13, 2019. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 1 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(3)	Based on a total of 146,405,002 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as stated in the Issuer’s Form 10-Q filed with the Commission on November 4, 2019.

2

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus X Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (1)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,239,623 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,239,623 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,623 (2)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.8% (3)
14.	Type Of Reporting Person PN

(1)	The information set forth in Item 3 is incorporated herein by reference.

(2)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Amendment No. 1, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,945,614 shares of Common Stock of the Issuer (approximately 46.4% of the outstanding shares of Common Stock of the Issuer), including 15,382,658 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 13, 2019. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 1 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(3)	Based on a total of 146,405,002 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as stated in the Issuer’s Form 10-Q filed with the Commission on November 4, 2019.

3

CUSIP No. 29272B105

1.	Names of Reporting Persons WP Expedition Co-Invest L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,575,112 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,575,112 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,112 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 8.6% (2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Amendment No. 1, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,945,614 shares of Common Stock of the Issuer (approximately 46.4% of the outstanding shares of Common Stock of the Issuer), including 15,382,658 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 13, 2019. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 1 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 146,405,002 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as stated in the Issuer’s Form 10-Q filed with the Commission on November 4, 2019.

4

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus X, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,987,844 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,987,844 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,987,844 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 27.3% (2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Amendment No. 1, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,945,614 shares of Common Stock of the Issuer (approximately 46.4% of the outstanding shares of Common Stock of the Issuer), including 15,382,658 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 13, 2019. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 1 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 146,405,002 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as stated in the Issuer’s Form 10-Q filed with the Commission on November 4, 2019.

5

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus X GP L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,987,844 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,987,844 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,987,844 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 27.3% (2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Amendment No. 1, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,945,614 shares of Common Stock of the Issuer (approximately 46.4% of the outstanding shares of Common Stock of the Issuer), including 15,382,658 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 13, 2019. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 1 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 146,405,002 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as stated in the Issuer’s Form 10-Q filed with the Commission on November 4, 2019.

6

CUSIP No. 29272B105

1.	Names of Reporting Persons WPP GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,987,844 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,987,844 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,987,844 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 27.3% (2)
14.	Type Of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Amendment No. 1, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,945,614 shares of Common Stock of the Issuer (approximately 46.4% of the outstanding shares of Common Stock of the Issuer), including 15,382,658 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 13, 2019. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 1 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 146,405,002 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as stated in the Issuer’s Form 10-Q filed with the Commission on November 4, 2019.

7

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,562,956 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,562,956 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,562,956 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.9% (2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Amendment No. 1, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,945,614 shares of Common Stock of the Issuer (approximately 46.4% of the outstanding shares of Common Stock of the Issuer), including 15,382,658 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 13, 2019. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 1 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 146,405,002 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as stated in the Issuer’s Form 10-Q filed with the Commission on November 4, 2019.

8

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,562,956 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,562,956 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,562,956 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.9% (2)
14.	Type Of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Amendment No. 1, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,945,614 shares of Common Stock of the Issuer (approximately 46.4% of the outstanding shares of Common Stock of the Issuer), including 15,382,658 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 13, 2019. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 1 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 146,405,002 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as stated in the Issuer’s Form 10-Q filed with the Commission on November 4, 2019.

9

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,562,956 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,562,956 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,562,956 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.9% (2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Amendment No. 1, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,945,614 shares of Common Stock of the Issuer (approximately 46.4% of the outstanding shares of Common Stock of the Issuer), including 15,382,658 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 13, 2019. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 1 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 146,405,002 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as stated in the Issuer’s Form 10-Q filed with the Commission on November 4, 2019.

10

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,562,956 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,562,956 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,562,956 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.9% (2)
14.	Type Of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Amendment No. 1, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,945,614 shares of Common Stock of the Issuer (approximately 46.4% of the outstanding shares of Common Stock of the Issuer), including 15,382,658 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 13, 2019. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 1 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 146,405,002 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as stated in the Issuer’s Form 10-Q filed with the Commission on November 4, 2019.

11

CUSIP No. 29272B105

1.	Names of Reporting Persons Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0% (2)
14.	Type Of Reporting Person IN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Amendment No. 1, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,945,614 shares of Common Stock of the Issuer (approximately 46.4% of the outstanding shares of Common Stock of the Issuer), including 15,382,658 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 13, 2019. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 1 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 146,405,002 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as stated in the Issuer’s Form 10-Q filed with the Commission on November 4, 2019.

12

CUSIP No. 29272B105

1.	Names of Reporting Persons Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0% (2)
14.	Type Of Reporting Person IN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Amendment No. 1, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,945,614 shares of Common Stock of the Issuer (approximately 46.4% of the outstanding shares of Common Stock of the Issuer), including 15,382,658 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 13, 2019. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 1 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 146,405,002 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as stated in the Issuer’s Form 10-Q filed with the Commission on November 4, 2019.

13

Information in respect of each Warburg Pincus Reporting Person (as defined below) is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 1 amends and supplements Item 3 of the Schedule 13D filed with the Commission on September 27, 2016 (the “Original Schedule 13D”, and together with this Amendment No. 1, the “Schedule 13D”) by adding the following to Item 3 of the Original Schedule 13D:

Investment and voting decisions with respect to the shares of Common Stock held by the Reporting Persons are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares held by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

This Amendment No. 1 amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

Following the completion of the purchases described in Item 3 above, each of the Warburg Pincus Reporting Persons had the following beneficial ownership of shares of Common Stock of the Issuer (percentages are based on a total of 146,405,002 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 31, 2019, filed with the Commission on November 4, 2019 (“Form 10-Q”)):

(i) WP X had shared dispositive and voting power over 38,748,221 shares, representing 26.5% of the outstanding shares.

(ii) WP X Partners had shared dispositive and voting power over 1,239,623 shares, representing 0.8% of the outstanding shares.

(iii) WP Co-Invest had shared dispositive and voting power over 12,575,112 shares, representing 8.6% of the outstanding shares.

(iv) WP X LP by virtue of its status as the general partner of the WP X Funds had shared dispositive and voting power over 39,987,844 shares, representing 27.3% of the outstanding shares.

(v) WP X GP by virtue of its status as the general partner of WP X LP had shared dispositive and voting power over 39,987,844 shares, representing 27.3% of the outstanding shares.

(vi) WPP GP by virtue of its status as the general partner of the WP X GP had shared dispositive and voting power over 39,987,844 shares, representing 27.3% of the outstanding shares.

(vii) WP Partners by virtue of its status as the managing member of WPP GP and the general partner of WP Co-Invest had shared dispositive and voting power over 52,562,956 shares, representing 35.9% of the outstanding shares.

(viii) WP Partners GP by virtue of its status as the general partner of WP Partners had shared dispositive and voting power over 52,562,956 shares, representing 35.9% of the outstanding shares.

(ix) WP by virtue of its status as the managing member of WP Partners GP had shared dispositive and voting power over 52,562,956 shares, representing 35.9% of the outstanding shares.

(xxv) WP LLC by virtue of its status as the manager of the WP X Funds had shared dispositive and voting power over 52,562,956 shares, representing 35.9% of the outstanding shares.

(xxvi) As of January 31, 2020, as a result of the establishment of the committee of three or more individuals described in Item 3 of this Amendment No. 1, the ownership of Charles R. Kaye and Joseph P. Landy each ceased to constitute beneficial ownership of more than five percent of the Ordinary Shares. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for such Reporting Persons.

The information as provided on Schedule I to the Original Schedule 13D is hereby incorporated by reference.

Each of the Warburg Pincus Reporting Persons may be deemed to have beneficial ownership of all of the shares reported in this Schedule 13D; however, each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of shares in excess of that reported in this Item 5 and of the shares of Common Stock of the Issuer owned by the other Warburg Reporting Persons, except to the extent of its or his pecuniary interest in such shares of Common Stock.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment No. 1 amends and restates Item 6 of the Original Schedule 13D in its entirety as follows:

Registration Rights Agreement

A Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated as of October 24, 2013, by and among (i) the Issuer, (ii) the WP X Funds and WP Co-Invest (collectively, the “Warburg Pincus Investors”), (iii) GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, Bridge Street 2011, L.P., Bridge Street 2011 Offshore L.P., and MBD 2011 Holdings, L.P. (collectively, together with Goldman Sachs Group, Inc., Goldman Sachs & Co. LLC, GS Advisors VI, L.L.C., Goldman, Sachs Management GP GmbH, MBD 2011, L.P., MBD 2011 Offshore, L.P. MBD Advisors, L.L.C., MBD 2011 Offshore Advisors, Inc., and Bridge Street Opportunity Advisors, L.L.C., the “Goldman Sachs Investors”) and (iv) certain other holders of Common Stock of the Issuer (together with the Goldman Sachs Investors, the “Other Investors”), provides that the Warburg Pincus Investors and the Goldman Sachs Investors have the right to require the Issuer to register shares of Common Stock under the Securities Act of 1933, as amended (the “Securities Act”), under specified circumstances. After registration pursuant to these rights, these shares of Common Stock will become freely tradable without restriction under the Securities Act. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares to be registered and the Issuer’s right to delay a registration statement under specified circumstances. Pursuant to the Registration Rights Agreement, the Issuer is required to pay all registration expenses and indemnify each participating holder with respect to each registration of registrable shares that is completed. The Registration Rights Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Stockholders Agreement

The following is a description of the material terms of the Stockholders Agreement (the “Stockholders Agreement”), dated October 24, 2013, by and among (i) the Issuer, (ii) the Warburg Pincus Investors and (iii) the Other Investors.

Board Representation. Each of the Warburg Pincus Investors and the Other Investors has agreed to vote the shares of Common Stock of the Issuer that each holds of record in a certain manner on matters related to the election of certain directors appointed by the Warburg Pincus Investors and the Goldman Sachs Investors. Under the terms of the Stockholders Agreement, the Warburg Pincus Investors are entitled to designate up to (i) four directors for election to the board of directors of the Issuer (the “Board”) for so long as the Warburg Pincus Investors hold an aggregate total of at least 32,339,279 shares of Common Stock, (ii) three directors for election to the Board for so long as the Warburg Pincus Investors hold an aggregate total of at least 16,169,640 shares of Common Stock and (iii) one director for election to the Board for so long as the Warburg Pincus Investors hold an aggregate total of at least 8,084,820 shares of Common Stock. In addition, the Goldman Sachs Investors are entitled to designate up to one director to the Board for so long as the Goldman Sachs Investors hold an aggregate total of at least 5,213,194 shares of Common Stock (based on the information available at the time of the filing of this Statement). For so long as the Warburg Pincus Investors are entitled to designate at least three directors to the Board, the directors designated by the Warburg Pincus Investors will be entitled to designate the chairman of the Board. Any director designated by either the Warburg Pincus Investors or Goldman Sachs Investors may be removed with or without cause only by the Warburg Pincus Investors or Goldman Sachs Investors, respectively.

Transfer Restrictions. Until December 22, 2016, and except for transfers to permitted transferees, any transfer of shares of Common Stock by either the Warburg Pincus Investors or the Goldman Sachs Investors will require the prior written consent of each of the Warburg Pincus Investors or Goldman Sachs Investors that have the right to designate at least one director for election to the Board.

Approval Rights. For so long as the Warburg Pincus Investors have the right to designate at least three directors for election to the Board, in addition to any other vote required by applicable law, certain actions required or permitted to be taken by the Issuer’s stockholders and certain specified corporate transactions may be effected only with the affirmative vote of 75% of the Board, including but not limited to acquisitions or business combination transactions involving any other entity with an enterprise value in excess of $200 million in the aggregate; mergers or other business combinations or other transactions involving a sale of all or substantially all of the Issuer’s and the Issuer’s subsidiaries’ assets or a “change in control” under the Issuer’s indebtedness documents and issuance of additional shares of the Issuer’s or the Issuer’s subsidiaries’ capital stock, subject to certain limited exceptions.

The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,945,614 shares of Common Stock of the Issuer (approximately 46.4% of the outstanding shares of Common Stock of the Issuer), including 15,382,658 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors. The Warburg Pincus Reporting Persons are not entitled to any rights as a shareholder of the Issuer with respect to the shares of Common Stock of the Issuer beneficially owned by the Other Investors except as expressly set forth in the Stockholders Agreement. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The number of shares of Common Stock of the Issuer owned by each Warburg Pincus Reporting Person as set forth in Rows 7 – 13 of their respective cover pages to this Schedule 13D does not include the shares of Common Stock of the Issuer owned by the Goldman Sachs Investors or any Other Investors. The Stockholders Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

The aggregate total of 15,382,658 shares of Common Stock of the Issuer indicated in this Schedule 13D as being beneficially owned by the Goldman Sachs Investors is derived from the Goldman Sachs Investors’ Schedule 13G/A, filed with the Commission on February 13, 2019, and is not purported to be an accurate representation of the Goldman Sachs Investors’ beneficial ownership as of the date of this Schedule 13D. The Goldman Sachs Investors are responsible for reporting their beneficial ownership of shares of Common Stock of the Issuer on their own behalf, and the Warburg Pincus Reporting Persons disclaim responsibility for reporting the shares of Common Stock of the Issuer beneficially owned by the Goldman Sachs Investors.

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The last paragraph of the response set forth in Item 4 hereof is incorporated by reference in its entirety.

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into an agreement on September 27, 2016, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1.	Second Amended and Restated Registration Rights Agreement, dated as of October 24, 2013, by and among the Issuer, the Warburg Pincus Investors and the Other Investors (incorporated by reference to Exhibit 4.2 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on November 7, 2014, File No. 001-36131).

2.	Stockholders Agreement, dated as of October 24, 2013, by and among the Issuer, the Warburg Pincus Investors and the Other Investors (incorporated by reference to Exhibit 4.3 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on November 7, 2014, File No. 001-36131).

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of September 27, 2016, by and among the Warburg Pincus Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WP EXPEDITION CO-INVEST L.P.

By: Warburg Pincus Partners, L.P., its general partner
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.

By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WPP GP LLC

By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

1.	Second Amended and Restated Registration Rights Agreement, dated as of October 24, 2013, by and among the Issuer, the Warburg Pincus Investors and the Other Investors (incorporated by reference to Exhibit 4.2 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on November 7, 2014, File No. 001-36131).

2.	Stockholders Agreement, dated as of October 24, 2013, by and among the Issuer, the Warburg Pincus Investors and the Other Investors (incorporated by reference to Exhibit 4.3 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on November 7, 2014, File No. 001-36131).

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of September 27, 2016, by and among the Warburg Pincus Reporting Persons.